February 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

Attn: Karl Hiller, John Cannarella, Cheryl Brown and Loan Lauren Nguyen

RE: Himalaya Technologies, Inc. (the “Company”) Offering Statement on Form 1-A

File No. 024-11980

Ladies and Gentlemen:

In response to a subsequent phone call from Mr. Cannarella on February 2, 2023, we provide this additional correspondence to revise our proposed changes to the Form 1-A addressing Issues #1, #2 and #3.

Issue #1:

We have terminated the previously announced purchase agreement to acquire Digital Business Solutions, Inc. (d/b/a Russell Associates) and ended any and all talks. There are no plans to revisit the transaction in the future and no further discussions are underway between us and the previously announced proposed target.

Issue #2:

For the second issue addressed on the January 26 call, we propose to add the below paragraph to describe the transaction history regarding now dead proposed acquisition of Russell Associates, which has now been revised to disclose management’s business purposes :

On January 12, 2023, the Company terminated any and all existing agreements with Digital Business Solutions, Inc. (d/b/a Russell Associates) and ended any and all talks to acquire the Russell Associates. Management terminated the deal because [the SEC determined that] using Offering proceeds for it would have required providing audited financials of the proposed target. Such audited financials could not be obtained from the sellers without Himalaya first making a non-refundable down payment, which management had intended raise using Offering proceeds. The first agreement between the parties was executed on October 28, 2022 setting forth the total agreed purchase price at up to $280,000, including $120,000 cash due on closing by November 30, 2022, subject to extension, promissory notes of $70,000 due January 1, 2023 and $40,000 due January 1, 2024, and a $50,000 performance based earnout. No earnest money deposit was made with execution of the agreement. On November 1, 2022, we extended the proposed transaction’s closing deadline to January 15, 2021 to allow time to use Offering proceeds for the acquisition payments, and reallocated a minimum earn-out of $35,000 in 2023 to purchase consideration in the form of a seller note. On December 17, 2022, the Company amended the agreement again for the potential target to clarify it as non-binding with regard to break-up fees or penalties if not consummated, referencing the document as a “non-binding letter of intent”. The agreement was then terminated on January 12, 2023. Management’s intent with this amended restated agreement was to clarify and better reflect the present intent of the parties versus the originally signed form agreement from a third-party intermediary, in light of [management’s discussions with the SEC] in regards to the requirements of part F/S. There were no break-up fees or penalties for terminating the proposed acquisition of Digital Business Solutions, Inc. (d/b/a Russell Associates). Investors should disregard this terminated transaction and any prior references to it in reviewing our securities for investment, including materials and investor information filed in Form 8-K dated December 2, 2022 and our previously filed Form 1A/A on December 21, 2022. Management believed it had signed a non-binding LOI and because [the SEC’s interpretations of Part F/S] says the Company could not use Offering proceeds for any payments without first providing audited financials of the target, which were unavailable and unobtainable at the time of filing, management terminated the potential acquisition.

This would be a paragraph in the business discussion where Russell Associates is now discussed.

Issue #3:

To address the comments raised regarding the dilutions we would submit this “Dilution” section in its entirety to replace the Dilution section in the Company’s previous amendment in its entirety.

DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering. You will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire, which is currently -$0.0055 per share.

On January 19, 2023, there were an aggregate of 147,201,861 shares of Company Common Stock issued and outstanding. Our net tangible book value as of January 19, 2023, was -$814,518 or -$0.0055 per outstanding share of our Common Stock (as reported in our 10-Q for our three-months ending October 31, 2022).

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, $3,000,000; $2,250,000; $1,500,000 and $750,000 worth of the subscribed shares offered for sale in this offering:

Funding Level	$3,000,000	$2,250,000	$1,500,000	$750,000
Number of shares sold to new investors	1,500,000,000	1,125,000,000	750,000,000	375,000,000
Offering Price	$0.002	$0.002	$0.002	$0.002
Historical net tangle book value per Common Stock share before the Offering	$(0.0055)	$(0.0055)	$(0.0055)	$(0.0055)
Increase in net tangible book value per share attributable to new investors in this Offering	$0.0068	$0.0066	$0.0063	$0.0056
Net tangible book value per share, after the offering	$0.0013	$0.0011	$0.0008	$(0.0001)
Dilution per share to new investors	$0.0007	$0.0009	$0.0012	$0.0021
Percentage of Dilution from the Offering Price	35%	45%	60%	105%

We now provide the following table to illustrate the per share dilution to new investors discussed above, assuming the sale of, respectively, $3,000,000; $2,250,000; $1,500,000 and $750,000 worth of the subscribed shares offered for sale in this offering presuming before the Offering, the conversion of all outstanding preferred shares to common stock. 545,966 outstanding Series B Preferred Shares converting at 1,000 for 1 would become 545,966,000 common shares and the 1,000,000 Series C Preferred Shares would become 1,000,000 common shares for an increase in issued and outstanding common stock of 546.966,000 to 694,167,861; with the same book value the per share net tangible book value is:

(Please note that the Class B has 1,000 votes/share and the Class C has 100,000 votes/share so common stock voting will not have any substantive impact of the shareholder voting of the Company)

Funding Level	$3,000,000	$2,250,000	$1,500,000	$750,000
Number of shares sold to new investors	1,500,000,000	1,125,000,000	750,000,000	375,000,000
Offering Price	$0.002	$0.002	$0.002	$0.002
Historical net tangle book value per Common Stock share before the Offering	$(0.00117)	$(0.00117)	$(0.00117)	$(0.00117)
Increase in net tangible book value per share attributable to new investors in this Offering	$0.00217	$0.00196	$0.00164	$0.00109
Net tangible book value per share, after the offering	$0.000996	$0.000789	$0.000475	$(0.0000837)
Dilution per share to new investors	$0.00100	$.001211	$0.00195	$0.0020837
Percentage of Dilution from the Offering Price	50%	60%	97%	104%

Insider Purchases:

On April 18, 2022, our CEO, Vikram Grover, converted $80,000.00 of accrued compensation into 15,504 Series B Preferred shares priced using a common stock moving average bid closing price of $0.00516 and a B share conversion ratio of 1-1000 into common stock.

On August 11, 2022, our CEO, Vikram Grover, converted $40,000.00 of accrued compensation into 9,090 Series B Preferred shares priced using a common stock moving average bid closing price of $0.0044 and a B share conversion ratio of 1-1000 into common stock.

Summary:

We hope these clarifications and updates for investors provide required accuracy in response to the SEC’s latest comments. Our counsel will contact you to confirm that these changes are sufficient, and we will then file an eighth amendment to our Form 1A later today. I can be reached at (212) 731-4806 for further information, or you can contact Milan Saha Esq. at (646) 397-9056 or (518) 478-4208.

Sincerely,

Himalaya Technologies, Inc.

By:	/s/ Vikram Grover
Name:	Vikram Grover
Title:	Chief Executive Officer